Exhibit (a)(1)(D)
KING PHARMACEUTICALS, INC.
Offer to Purchase for Cash Any and All Outstanding
2 3/4% Convertible Debentures due November 15, 2021
(CUSIP No. 495582AF5 or 495582AG3)
April 28, 2006
To Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees:
      Enclosed for your consideration is an Offer to Purchase, dated April 28, 2006 (the “Offer to Purchase”), and the related Letter of Transmittal (together with the Offer to Purchase, the “Offer”), relating to the offer by King Pharmaceuticals, Inc., a Tennessee corporation (“King”), to purchase for cash, any and all of its 2 3/4 % Convertible Debentures due November 15, 2021 (the “Debentures”). Capitalized terms used but not otherwise defined herein shall have the meanings given to such terms in the Offer to Purchase.
      The Offer Consideration for each $1,000 principal amount of Debentures tendered pursuant to the Offer shall be $996.25 plus all accrued but unpaid interest to, but not including, the date that the Debentures are accepted for payment pursuant to the Offer. Assuming that the Payment Date will be June 2, 2006, as currently anticipated, the interest payable by the Company on the purchased Debentures would equal $297,500.
      We are asking you to contact your clients for whom you hold Debentures registered in your name or in the name of your nominee, as well as any of your clients who, to your knowledge, hold Debentures registered in their own name. In each case, please provide such clients with copies of the enclosed materials. You will be reimbursed by King for customary mailing and handling expenses incurred by you in forwarding the enclosed materials to your clients. King will not pay any fee or commission to any broker or dealer or to any other persons (other than the Dealer Manager, the Depositary and the Information Agent) in connection with the solicitation of tenders of Debentures pursuant to the Offer. King will pay or cause to be paid all transfer taxes, if any, applicable to the tender of Debentures, except as otherwise provided in the Offer.
      Only Debentures validly tendered and not properly withdrawn will be purchased. The Offer is not conditioned on any minimum number of Debentures being tendered. The Offer is subject to those conditions described in the Offer to Purchase and the Letter of Transmittal. There are no guaranteed delivery procedures for the Offer.
      Please note that the Offer will expire at 12:01 a.m., New York City time, on Friday, June 2, 2006, unless extended (such time and date, as the same may be extended, the “Expiration Date”) or terminated. We urge you to contact your clients as promptly as possible in order to obtain their instructions.
      For your information and for forwarding to your clients, we are enclosing copies of the following documents:

1. The Offer to Purchase.

2. The Letter of Transmittal to be used by Holders to accept the Offer, together with the Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9, which provide information relating to backup U.S. federal income tax withholding. Facsimile copies of the Letter of Transmittal (with manual signatures) may be used to tender Debentures.

3. A printed form of letter that may be sent to your clients for whose accounts you hold Debentures registered in your name or in the name of your nominee, with space provided for obtaining such clients’ instructions with regard to the Offer.

4. A return envelope addressed to the Depositary. DTC participants will be able to execute tenders through DTC’s Automated Tender Offer Program.
      To receive the Offer Consideration, Holders must tender Debentures in the manner described in the Offer before the Expiration Date. Debentures tendered in the Offer may be withdrawn at any time prior to the Expiration Date.
      King reserves the right (1) to waive any and all conditions to the Offer, (2) to extend or terminate the Offer or (3) to otherwise amend the Offer in any respect. All conditions to the Offer are more fully described in Section 8, “Conditions to the Offer,” in the Offer to Purchase.

      Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any such extension or amendment) and applicable law, promptly following the Expiration Date, King will accept for purchase and will pay for all Debentures validly tendered (and not validly withdrawn) pursuant to the Offer, such payment to be made by the deposit of immediately available funds by King with Computershare Trust Company of New York, the Depositary.
      Neither the management of King nor its Board of Directors, the Dealer Manager, the Depositary, the Information Agent or their respective affiliates make any recommendation to any Holder as to whether to tender any such Debentures or not. King has not authorized any person to make any such recommendation. Holders should carefully evaluate all information in the Offer, consult their own investment and tax advisors and make their own decisions about whether to tender such Debentures and, if so, how many Debentures to tender.
      Any questions or requests for assistance or for additional copies of the documents related to the Offer may be directed to the Information Agent at its address and telephone numbers set forth below. A Holder may also contact its broker, dealer, commercial bank or trust company or nominee for assistance concerning the Offer.
The Information Agent:
Georgeson Shareholder Communications, Inc.
17 State Street, 10th Floor
New York, NY 10004
Banks and Brokers Call: (212) 440-9800
All Others Call Toll Free: (800) 866-1394

Very truly yours,

King Pharmaceuticals, Inc.
NOTHING CONTAINED HEREIN OR IN THE ENCLOSED DOCUMENTS SHALL CONSTITUTE YOU OR ANY PERSON AN AGENT OF KING PHARMACEUTICALS, INC., THE DEALER MANAGER, THE INFORMATION AGENT, OR THE DEPOSITARY, OR ANY AFFILIATE THEREOF, OR AUTHORIZE YOU OR ANY OTHER PERSON TO USE ANY DOCUMENT OR MAKE ANY STATEMENT ON BEHALF OF ANY OF THEM WITH RESPECT TO THE OFFER, OTHER THAN THE DOCUMENTS ENCLOSED HEREWITH AND THE STATEMENTS CONTAINED THEREIN.

2